RMS

SEC
Mail Processing
Section
MAR 07 2018
Washington DC
415

SECU

18006734

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vorpahl Wing Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 W Riverside, Ste 1020
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Vorpahl (509) 747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC
(Name – *if individual, state last, first, middle name*)

422 W Riverside Ave, Ste 1420	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Tim Vorpahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vorpahl Wing Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
SCARLET N STALTER
My Appointment Expires Aug 22, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH REGISTERED
INDEPENDENT AUDITOR'S REPORT
December 31, 2017 and 2016

INDEPENDENT REGISTERED AUDITOR'S REPORT

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
421 W. Riverside Ave., Suite 1020
Spokane, Washington 99201

We have audited the accompanying statement of financial condition of Vorpahl Wing Securities, Inc. (A Washington Corporation) as of December 31, 2017 and 2016, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of Vorpahl Wing Securities, Inc., management. Or responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information, Schedules I, II, III and IV, has been subjected to audit procedures performed in conjunction with the audit of Vorpahl Wing Securities, Inc.'s financial statements. The Schedules I, II, III, and IV are the responsibility of Vorpahl Wing Securities, Inc.'s management. Our audit procedures included determining whether the Schedules I, II, III, and IV reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I, II, III, and IV. In forming our opinion on the Schedules I, II, III, IV, we evaluated whether the Schedules I, II, III, IV, including its form and content is presented in conformity with 17 C. F. R. § 240.17a-5. In our opinion, the Schedules I, II, III, IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

Spokane, Washington
February 21, 2018

VORPAHL WING SECURITIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT REGISTERED AUDITOR'S REPORT
December 31, 2017 and 2016
TABLE OF CONTENTS

Page

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2017 and 2016

ASSETS

	2017	2016
CURRENT ASSETS:		
Cash in bank	$ 9,835	$ 906
Accounts receivable - commissions	10,619	11,369
Accounts receivable - office overhead	-	2,132
Total current assets	20,454	14,407
OTHER ASSETS:		
CRD account-restricted	212	141
Lease deposit	5,505	5,505
Property and equipment (net)	-	-
Wedbush-Morgan Asset Mgt restricted dep acct	5,000	5,000
Wedbush-Morgan restricted deposit account	25,301	25,301
Total other assets	36,018	35,947
	$ 56,472	$ 50,354

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
CURRENT LIABILITIES:		
Bank overdrafts	$ -	$ 915
Accounts payable	11,720	9,356
Accrued payroll taxes	7,106	4,790
Accrued expenses	1,336	1,767
Total current liabilities	20,162	16,828
STOCKHOLDER'S EQUITY:		
Common Stock consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	35,310	32,526
Total stockholder's equity	36,310	33,526
	$ 56,472	$ 50,354

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2017 and 2016

	2017	2016
REVENUES:		
Advisory Income	$ 191,798	$ 134,922
Commissions	768,152	642,617
Interest participation	23	159
Other income	28,767	29,252
Total revenues	988,740	806,950
EXPENSES:		
Bank and investment charges	610	1,038
Broker commissions	390,699	335,903
Charitable donations	1,972	10,429
Computer and technology expenses	9,488	10,410
CRD expenses	7,369	3,990
Depreciation	1,134	1,742
Dues and subscriptions	6,751	6,348
Education	2,205	3,127
Employee health insurance	3,964	-
Health and fitness	6,343	6,674
Insurance	1,594	999
Legal and accounting fees	26,320	27,169
Marketing	19,243	22,238
Meals and entertainment	2,271	2,696
Office and administration	19,009	17,538
Officer compensation	61,638	53,560
Parking	1,931	1,874
Payroll taxes	17,687	14,756
Postage	5,568	6,013
Rent	56,627	55,629
Retirement plan contributions	3,740	3,265
Salaries and wages	159,901	122,591
Storage	1,435	1,440
Taxes and licenses	10,214	8,398
Telephone	12,190	9,678
Travel	13,475	8,013
Truck and automobile	5,002	6,261
Work study reimbursement	-	(1,116)
Total expenses	848,380	740,663
NET INCOME	$ 140,360	$ 66,287

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2017 and 2016

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of December 31, 2015	1,000	$ 1,000	$ 57,813	$ 58,813
Activity for the year ended December 31, 2016:				
Net income	-	-	66,287	66,287
Distributions	-	-	(91,574)	(91,574)
Balances as of December 31, 2016	1,000	1,000	32,526	33,526
Activity for the year ended December 31, 2017:				
Net income	-	-	140,360	140,360
Distributions	-	-	(137,576)	(137,576)
Balances as of December 31, 2017	1,000	$ 1,000	$ 35,310	$ 36,310

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 140,360	$ 66,287
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Depreciation	1,134	1,742
Net (increase) decrease in:		
Accounts receivable - commissions	750	28,877
Accounts receivable - office overhead	2,132	(2,132)
CRD account	(71)	393
Wedbush Morgan restricted deposit account	-	(300)
Prepaid expenses	-	140
Net increase (decrease) in:		
Bank overdraft	(915)	(2,077)
Accounts payable	2,364	(1,888)
Accrued payroll taxes	2,316	1,298
Accrued expenses	(431)	874
Net cash flows provided by operating activities	147,639	93,214
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(1,134)	(1,742)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder	(137,576)	(91,574)
NET CHANGE IN CASH	8,929	(102)
CASH BALANCE - Beginning of year	906	1,008
CASH BALANCE - End of year	$ 9,835	$ 906

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders but elects to clear the orders through another broker for cost efficiency. The Company is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents exclude restricted deposit accounts.

Accounts Receivable - Accounts receivable are recorded when purchase and sale orders are issued and are presented in the statements of income net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore, no allowance for doubtful accounts is provided. See also Note 4.

Property and Equipment - Property and equipment is stated at cost and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Financial Instruments - The carrying value of the company's accounts receivable, prepaid expenses, lease deposits, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. CRD and Wedbush Morgan accounts are held in cash equivalents, for which cost equals fair value.

Commission Revenue - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

The Company is subject to audit or examination by various regulatory jurisdictions. As of February 21, 2018, there were no audits or examinations in progress. With few exceptions, as of December 31, 2017, the Company was no longer open to audit or examination for fiscal years ended prior to December 31, 2012.

Subsequent Events - Management has considered subsequent events through February 21, 2018, the date the financial statements were available to be issued.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of December 31, 2017 and 2016 the balance was $211 and $141, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE:

Management has recorded accounts receivable for commissions and rent/office overhead. As of December 31, 2017 there were no outstanding receivables. No receivables are collateralized.

NOTE 5 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $25,001. The balance at December 31, 2017, is $25,301 and the same for December 31, 2016.

NOTE 6 - PROPERTY AND EQUIPMENT:

As of December 31, 2017 and 2016, property and equipment was summarized as follows:

Description	Life	2017	2016
Office equipment/furniture	1-7 years	$ 60,343	$ 59,209
Less: accumulated depreciation		(60,343)	(59,209)
		$ -	$ -

NOTE 7 - LEASES:

On November 1, 2013, the Company entered into a lease with West and Wheeler for office space in the Paulsen Building in Spokane, Washington. The term of the lease is for 78 months. Effective November 1, 2015 to May 31, 2017, the lease amount is $4,453 with the next increment of $4,795 from June 1, 2017 until May 31, 2018. Rental expense for the years ended December 31, 2017 and 2016 totaled $56,627 and $55,629, respectively.

Future minimum rental payments under the lease agreements for the years ending December 31 are as follows:

2017	$ 55,830
2018	59,941
2019	64,050
2020	27,400

Lease ends May 31, 2020

NOTE 8 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2017 and 2016, Vorpahl Wing Securities, Inc. had net capital of $30,805 and $25,889, respectively and aggregated indebtedness of $20,162 and $16,828, respectively. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was .6544 to 1 as of December 31, 2017 and .6500 to 1 as of December 31, 2016.

NOTE 9 - RETIREMENT PLAN:

The Company has established a 401(k) plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the years ended December 31, 2017 and 2016, the Company made $3,740 and $3,265 contributions to the plan, respectively.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2017

Net Capital		
Total stockholder's equity		$ 36,310
Deductions/charges:		
Non allowable assets:		
Other assets	$ 5,505	
Furniture, equipment, net	-	
Total assets		5,505
Net Capital		$ 30,805
Aggregate indebtedness		
Items included in statement of financial condition:		
Overdraft	-	
Accounts payable	11,720	
Accrued payroll taxes	7,106	
Accrued expenses	1,336	
Total aggregate indebtedness		$ 20,162
Computation of basic net capital requirement:		
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 25,805
Minimum net capital required at 1500 percent		$ 1,344
Excess net capital at 1500 percent		$ 29,461
Minimum net capital required at 1000 percent		$ 2,016
Excess net capital at 1000 percent		$ 28,789
Ratio: Aggregate indebtedness to net capital		.6545 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2017)		
Net capital, as reported in Part II (unaudited) FOCUS Report		$ 30,805
Subsequent adjustments:		
Non-allowable accounts receivable		-
Rounding		-
Net capital per above		$ 30,805

Note: There are no material differences between the preceding computations and Vorpahl Wing Securities, Inc's corresponding unaudited part II of form X-17A-5 as of December 31, 2017.

See the accompanying independent registered public accounting firm's report.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2017

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

See the accompanying independent registered public accounting firm's report.

INDEPENDENT REGISTERED AUDITOR'S REPORT ON EXEMPTION REPORT

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vorpahl Wing Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vorpahl Wing Securities, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Vorpahl Wing Securities, Inc. stated that Vorpahl Wing Securities, Inc. met the identified exemption provisions through the most recent fiscal year without exception. Vorpahl Wing Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vorpahl Wing Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spokane, Washington
February 21, 2018

VORPAHL WING SECURITIES, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

Vorpahl Wing Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

The Company claimed an exemption from 17 C.F.R ss240.15c3-3 under the following provisions of 17 C.F.R. ss240.15c3-3(k)2ii.

The Company met the indentified exemption provisions in 17 C.F.R. ss240.15c3-3(k) throughout the most recent fiscal year without exception.

Vorpahl Wing Securities, Inc.

I, Tim Vorpahl, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Signature

Date: 2-28-18

See report of Independent Registered Public Accounting Firm on Exemption Report

INDEPENDENT REGISTERED AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Vorpahl Wing Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Vorpahl Wing Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vorpahl Wing Securities, Inc.'s management is responsible for Vorpahl Wing Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment from prior year in Form SIPC-7 with respective prior year form SIPC-7 noting no differences (there were no current year payments);
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences (there were no adjustments);
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences, and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spokane, Washington
February 21, 2018

Schedule of Assessment and Payments
December 31, 2017

General assessment per Form SIPC-7, including interest	$ 238
Less payments (overpayments) made with Form SIPC-6	(113)
Amount paid (overpayment carried forward) with Form SIPC-7	$ 125

See accompanying independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).